Exhibit (a)(3)(i)

October 29, 2004

To: Holders of 99 or less Class A common shares of HICKOK stock,

Enclosed is a Supplement to the OFFER TO PURCHASE FOR CASH mailed to you on August 11, 2004. The Offer closing date has been extended to November 15, 2004. The offering price of $10.00 per share has not changed nor have other important aspects of the Offer. This Supplement to the Offer document contains additional detail regarding the Offer and about how our decisions to pursue this course of action were made.

The Offer is an opportunity for you to liquidate your investment in the Company at a higher price than recent market prices for our stock. In addition, if you were to try to sell your Hickok shares on the open market through a broker you would probably be charged additional expenses. Tendering your shares may also help the Company reduce costs and eliminate other distractions to our employees that make survival of a small company such as ours more difficult today.

Many of our small shareholders were once associated with the company as employees or friends. We have learned that some of the shareholders are deceased and their heirs don’t realize they own shares in our Company or can’t find the certificates. If you are the shareholder of record or an heir and cannot find any or all the certificates we have made it possible and simple for you to tender your shares without the certificates at no cost to you. In order to do so, you must call us so we can explain what needs to be done. Hickok has a toll free number, 1-800-342-5080. When you call ask for The Shareholder Offer Desk or simply dial extension 454 at the automated greeting. If you call, a current Hickok employee that knows what to do and is sincerely interested in helping will answer the phone.

Again, we hope that you will consider the offer. If you have any questions about this offer you are welcome to call us at the toll free number and one of Hickok's employees will address your questions.

Sincerely,

Robert L Bauman
President and CEO